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                          May 21, 2021

       Adam Hershey
       Chief Executive Officer
       General Cannabis Corp
       6565 E. Evans Avenue
       Denver, Colorado 80224

                                                        Re: General Cannabis
Corp
                                                            Registration
Statement on Form S-1
                                                            Filed May 10, 2021
                                                            File No. 333-255969

       Dear Mr. Hershey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Stephen Cohen, Esq.